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                                                                 Exhibit 17


                              CAUSE NO. GN1101027

JACOB SPINNER, INDIVIDUALLY AND ON                |   IN THE DISTRICT COURT
BEHALF OF ALL OTHERS SIMILARLY SITUATED,          |
                                                  |
                           Plaintiff              |
         VS.                                      |   200TH JUDICIAL DISTRICT
                                                  |
LAWRENCE GOLDSTEIN, ANTHONY                       |
MARIOTTI, JOHN S. MURCHISON, III,                 |
THOMAS G. RICKS, JAMES B. SKAGGS,                 |
DTM CORPORATION AND 3D SYSTEMS                    |
CORP.                                             |
                                                  |
                           Defendants             |   TRAVIS COUNTY, TEXAS


                 PLAINTIFF'S ORIGINAL PETITION (w/ Jury Demand)

TO THE HONORABLE JUDGE OF SAID COURT:

         COMES NOW Plaintiff, JACOB SPINNER, Individually and On Behalf of All Others Similarly Situated, by and through his attorneys, for his complaint against Defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

                             DISCOVERY CONTROL PLAN

     1. Plaintiff intends to conduct discovery in this matter under level 3 and asks that the Court tailor a discovery control plan to the specific circumstances of this suit, pursuant to Rule 190.4 of the Texas Rules of Civil Procedure.

                                  INTRODUCTION

     2. Plaintiff has been the owner of the common stock of DTM Corporation ("DTM" or the "Company") since prior to the transaction herein complained of and continuously to date.

     3. DTM is a corporation duly organized and existing under the laws of the State of Texas. The Company develops, manufactures and markets advanced rapid prototyping

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and manufacturing systems. Manufacturers and service bureaus worldwide use DTM's systems to create three dimensional prototypes, parts, molds, tooling and casting patterns. DTM is a Texas corporation that may be served with process by serving its registered agent for service, C.T. Corporation System, 350 N. St. Paul Street, Dallas, TX 75201.

     4. Defendant 3D Systems Corp. ("3D Systems") is a corporation based in Valencia, California and develops and manufactures solid imaging systems. Its products are used to develop three dimensional physical objects from digital data. 3D Systems is a foreign corporation organized and existing under the laws of another state, is authorized to do business in Texas and may be served with process by serving the Texas Secretary of State, as its agent for service, at 1019 Brazos, Austin, Travis County, Texas 78701, because Defendant engages in business in this State but does not maintain a regular place of business in this State or a designated agent for service of process, and this suit arose out of Defendant's business in this state. The Secretary of State should forward a copy of the process by registered mail or by certified mail, return receipt requested, to 3D System's home office, 26081 Avenue Hall, Valencia, CA 91355.

     5. Defendant John S. Murchinson, III is President, Chief Executive Officer and a Director of the Company and may be served with process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754.

     6. Defendant Thomas G. Hicks is Chairman of the Board of the Company, and may be served with process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754.



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     7. Defendant Anthony Marriotti is a Director of the Company and owns or controls approximately 49% of the Company outstanding shares, and may be served with process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754.

     8. Defendant Lawrence Goldstein is a Director of the Company, and may be served with process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754.

     9. Defendants James B. Skaggs is a Director of the Company, and may be served with process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754.

     10. The Individual Defendants (referred to in paragraphs 5 through 9 above) are in a fiduciary relationship with Plaintiff and the other public stockholders of DTM and owe them the highest obligations of good faith and fair dealing.


                            CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     12. This action is properly maintainable as a class action because:

     (a) The class is so numerous that joinder of all members is impracticable. There are approximately 7,027,631 shares of DTM common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;


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     (b)  There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


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                             SUBSTANTIVE ALLEGATIONS

     13. In May 1997, DTM was spun off from the BF Goodrich Company in an initial public offering at a price of $8 per share. BF Goodrich continued to hold approximately 48% of DTM's common stock.

     14. On February 23, 1999, Practice Finance Group, LLC, an entity controlled by defendant Mariotti, acquired approximately 48% of the Company's outstanding common stock from BF Goodrich. The terms of the transaction were not disclosed, but DTM stock closed at a price of $1.50 per share on that date.

     15. DTM's recent operating results have been exceptional. For the fourth quarter ended December 31, 2000, the Company reported income of $1.6 million, or $0.21 per share, compared with net income of $1 million, or $0.14 per share, for the fourth quarter in the prior year. This represented an increase of 46% from the prior year. Additionally, net income for the year 2000 was $3.3 million, or $0.45 per share, compared to net income of $1.7 million, or $0.25 per share, in the prior year. For the year 2000, net income before taxes increased 92% and revenues increased 21% over the prior year.

     16. Despite these strong results, DTM's stock price has languished. Given DTM's strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of DTM is far greater than that reflected in the market price of DTM's stock.

     17. On April 3, 2001, DTM and 3D Systems announced that they had entered into a definitive merger agreement whereby 3D Systems will acquire DTM in a transaction valued at $45 million. Under the terms of the transaction as presently proposed, 3D Systems will commence a cash tender offer for all of DTM's outstanding common shares at a price of $5.80


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per share. The tender offer will be followed by a merger in which any untendered shares of DTM will be acquired for $5.80 per share in cash.

     18. Defendant Mariotti and the entities he controls have agreed to tender their shares in the proposed transaction. Accordingly, the consummation of the proposed transaction is a foregone conclusion.

     19. Recently, defendant Mariotti and entities he controls have suffered from a shortage of liquidity. Accordingly, defendant Mariotti and entities he controls have agreed to tender their shares in this cash transaction to satisfy their own need for immediate cash.

     20. By entering into the agreement with 3D Systems, the DTM Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the DTM shareholders.

     21. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of DTM's highest transactional value.

     22. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of DTM. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to DTM's public shareholders.


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     23. The Individual Defendants' fiduciary obligations under these circumstances require them to:

     (a) Undertake an appropriate evaluation of DTM's net worth as a merger/acquisition candidate; and

     (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for DTM's public shareholders.

     24. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with 3D Systems without making the requisite effort to obtain the best offer possible and by apparently limiting potential merger partners to those willing to pay cash.

     25. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of DTM's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of DTM common stock.

     26. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

     (a) The intrinsic value of DTM's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

     (b) The merger price is not the result of an appropriate consideration of the value of DTM because the DTM Board approved the proposed merger


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          without undertaking steps to accurately ascertain DTM's value through open bidding or at least a "market check mechanism"; and

     (c) By entering into the agreement with 3D Systems, the Individual Defendants have allowed the price of DTM stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of DTM stock.

     27. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

     28. 3D Systems is named as a defendant in order to permit the Court to grant complete relief.

     29. Plaintiff and other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

     (a) Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     (b) Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     (c) In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     (d) Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-


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          judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     (e) Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

     (f) Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                              JURY TRIAL DEMANDED

     Plaintiff hereby demands a trial by jury.

DATED: April 5th, 2001.

                                  Respectfully submitted,

                                  HOEFFNER, BILEK & EIDMAN, L.L.P.


                                  By: /s/  Thomas E. Bilek
                                      ---------------------------------
                                      Thomas E. Bilek
                                      State Bar No. 02313525
                                      440 Louisiana, Suite 720
                                      Houston, Texas 77002
                                      (713)227-7720 Telephone
                                      (713)227-9404 Telecopier

                                  ATTORNEYS-IN-CHARGE FOR PLAINTIFF



OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414 Telephone







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